UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of Registrant's name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Bandera 84, Sixth Floor, Santiago, Chile

(Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated February 4, 2005

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Jorge Bustos

Investor Relations Department

Compañía Cervecerías Unidas S.A.

(56-2) 427-3581 or 427-3416

CCU S.A. REPORTS CONSOLIDATED FOURTH QUARTER 2004

AND FULL YEAR RESULTS

FOURTH QUARTER

Revenues Up 4.6%, Operating Income Increased 1.0%, EBITDA() Flat, Net Income Increased 26.1% to US$0.66 per ADR

FULL YEAR

Revenues Up 6.9%, Operating Income Increased 24.9%, EBITDA(1) Up 11.3%, Net Income Decreased 18.1% to US$1.28 per ADR

(Santiago, Chile, February 2, 2005) -- CCU (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the fourth quarter and full year ended December 31, 2004. All US$ figures are based on the exchange rate effective December 31, 2004 (US$1.00 = Ch$557.40).

COMMENTS FROM THE CEO

The year 2004 was a very positive one for CCU. The Company reached record levels in its main financial indicators: volume sales of 11.3 million hectoliters, revenues of US$755 million, operating income of US$105 million and EBITDA of US$177 million. We improved the profitability of all our business segments.

The Chilean beer business increased its operating result by 13.1% during 2004. The brand mix favored premium brands, especially Heineken, Kunstmann, Budweiser and Royal. The month of December was an all-time high, with volumes of almost 580,000 hectoliters. 2004 was the second consecutive year that the total revenues of the Chilean beer industry increased more than GDP, reflecting the success of our ACC Plan initiated in 2001.

The Argentine beer segment improved it operating performance by US$6.1 million during the year. Prices increased 8% in December, finishing the year at US$37 per HL, compared to US$30 per HL in December 2003. Additionally, we reached a market share of 15.9% in Q4'04, compared to 15.1% in Q4'03.

The soft drink segment increased its operating result 19.3% during the year, improving volume sales in all its categories: nectars 12.6%, mineral water 6.8% and soft drinks 1.4%. During the quarter we relaunched Nobis, a traditional soft drink brand, to be used strategically against B-brands.

The wine segment also improved its performance, increasing its operating income 34.6% during 2004, in spite of lower volumes and the appreciation of the Chilean peso. This was a result of the rationalization plan, including costs, expenses and reduction of SKUs implemented by Viña San Pedro at the end of 2003 and higher prices in the domestic market. Export prices measured in US dollars increased 10.7% during the year.

The pisco business has continued developing in a very positive manner. During the quarter, we launched "Ruta Sour Light" a cocktail with less sugar and lower alcohol content than "Ruta Sour". The sour light is a new category in the industry that has already reached 5% of the pisco market.

Finally, during the quarter we refinanced our long-term debt, taking advantage of low interest rates, with a new syndicated loan of US$100 million and a new bond issue of UF2 million. Additionally, the syndicated loan was transformed into a fixed-rate UF loan through a cross-currency swap. The debt refinancing will allow CCU to decrease its overall financial expenses.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q4'04 Total revenues increased 4.6% to Ch$126,499 million (US$226.9 million), as a result of higher consolidated volumes, partially offset by lower average prices. Consolidated volumes growth is explained by an increase of 4.2% in beer Chile, 5.8% in beer Argentina, 0.9% in the soft drink segment, 3.1% and 10.9% in the Chilean domestic and Argentinean wine businesses, respectively. The decrease in average prices is explained by 2.6% lower prices in the soft drink segment and 1.6% lower prices in beer Chile.

2004 Accumulated revenues increased 6.9% and amounted to Ch$420,638 million (US$754.6 million).

Revenues by segment

	Q4 (US$ million)
	2003		2004		% Chg.
Beer - Chile	93.2	42.9%	95.6	42.1%	2.6%
Beer - Argentina	18.9	8.7%	20.3	8.9%	7.2%
Soft Drinks & Mineral Water	66.3	30.6%	65.2	28.7%	-1.8%
Wine	36.0	16.6%	37.2	16.4%	3.2%
Others	2.6	1.2%	8.7	3.9%	240.5%
TOTAL	217.0	100.0%	226.9	100.0%	4.6%

	Full Year (US$ million)
	2003		2004		% Chg.
Beer - Chile	275.2	39.0%	292.9	38.8%	6.4%
Beer - Argentina	58.1	8.2%	72.0	9.5%	24.0%
Soft Drinks & Mineral Water	212.0	30.0%	216.0	28.6%	1.9%
Wine	151.8	21.5%	147.1	19.5%	-3.1%
Others	9.1	1.3%	26.6	3.5%	192.6%
TOTAL	706.3	100.0%	754.6	100.0%	6.9%

GROSS PROFIT

Q4'04 Increased 0.4% to Ch$67,835 million (US$121.7 million) as a result of 4.6% higher revenues, partially offset by a 9.9% higher cost of goods sold, which amounted to Ch$58,664 million (US$105.2 million). The increase in cost of goods sold is explained by beer Chile, beer Argentina and the soft drink segments as well as a higher level of pisco sales. In Q4'04, the gross profit margin, as a percentage of sales, decreased from 55.9% to 53.6%.

2004 Increased 9.2%, amounting to Ch$218,016 million (US$391.1 million). The consolidated gross margin increased 1.1 percentage points to 51.8%.

OPERATING RESULT

Q4'04 Amounted to Ch$22,722 million (US$40.8 million), 1.0% higher than Q4'03, mainly due to selling general & administrative expenses (SG&A) almost constant. SG&A reached Ch$45,113 million (US$80.9 million) in Q4'04 compared to Ch$ 45,092 million (US$80.9 million) in Q4'03. SG&A as a percentage of sales decreased from 37.3% to 35.7%. The consolidated operating margin for the period decreased from 18.6% to 18.0%.

  Increased 24.9% to Ch$58,707 million (US$105.3 million). The operating margin increased 2.0 percentage points to 14.0%.

Operating Income and Operating Margin by Segment

		Q4		Q4
	Operating Income (US$ million)			Operating Margin
	2003	2004	% Chg	2003	2004
Beer - Chile	31.3	30.8	-1.7%	33.6%	32.2%
Beer - Argentina	2.5	2.1	-18.3%	13.3%	10.1%
Soft Drinks & Mineral Water	8.4	6.0	-28.7%	12.7%	9.2%
Wine	-2.3	1.6	NM	-6.4%	4.3%
Others	0.4	0.3	-22.7%	16.1%	3.7%
TOTAL	40.4	40.8	1.0%	18.6%	18.0%

	Full Year
	Operating Income (US$ million)			Operating Margin
	2003	2004	%Chg	2003	2004
Beer - Chile	71.4	80.7	13.1%	25.9%	27.6%
Beer - Argentina	-6.4	-0.3	95.9%	-11.0%	-0.4%
Soft Drinks & Mineral Water	12.8	15.3	19.3%	6.0%	7.1%
Wine	6.3	8.5	34.6%	4.2%	5.8%
Others	0.3	1.1	304.9%	2.9%	4.0%
TOTAL	84.3	105.3	24.9%	11.9%	14.0%

EBITDA

Q4'04 Ch$32,081 million (US$57.6 million), almost constant compared to Q4'03, while the consolidated EBITDA margin (EBITDA as a percentage of sales) was 1.2 percentage points lower than in Q4'03, reaching 25.4%.

2004 Increased 11.3%, to Ch$98,555 million (US$176.8 million). The EBITDA margin increased 0.9 percentage points to 23.4%.

EBITDA by segment

		Q4		Q4
	EBITDA (US$ million)			EBITDA margin
	2003	2004	% Chg	2003	2004
Beer - Chile	39.0	38.9	-0.3%	41.8%	40.7%
Beer - Argentina	4.4	3.8	-14.3%	23.4%	18.7%
Soft Drinks & Mineral Water	14.0	11.0	-21.5%	21.1%	16.9%
Wine	-0.9	2.9	NM	-2.5%	7.8%
Others	1.0	1.0	-4.0%	39.5%	11.1%
TOTAL	57.5	57.6	0.0%	26.5%	25.4%

	Full Year
	EBITDA (US$ million)			EBITDA margin
	2003	2004	% Chg	2003	2004
Beer - Chile	104.0	113.1	8.8%	37.8%	38.6%
Beer - Argentina	6.4	9.8	54.2%	10.9%	13.6%
Soft Drinks & Mineral Water	34.4	36.2	5.2%	16.2%	16.8%
Wine	11.5	14.1	22.8%	7.6%	9.6%
Others	2.6	3.5	36.1%	28.6%	13.3%
TOTAL	158.9	176.8	11.3%	22.5%	23.4%

NON-OPERATING RESULTS

Q4'04 Increased by Ch$3,912 million (US$7.0 million) compared to the same quarter last year, from a loss of Ch$3,288 million (US$5.9 million) to a gain of Ch$624 million (US$1.1 million). The higher non-operating results are mainly explained by:

    Other non-operating income/expenses, which improved from a loss of Ch$727 million (US$1.3 million) in Q4'03 to a gain of Ch$2,074 million (US$3.7 million) this quarter, mainly due to a non-recurrent gain on the sale of a property site.

    Price level restatement, which improved from a loss of Ch$1,954 million (US$3.5 million) to a loss of Ch$164 million (US$0.3 million) in Q4'04, mainly due to a lower loss in the price level restatement of inventories and a lower loss in the net foreign currency exposure during Q4'04.

    Financial income/expenses, which improved from a loss of Ch$1,395 million (US$2.5 million) in Q4'03 to a loss of Ch$ 1,292 million (US$2.3 million) in Q4'04, mainly due to lower interest rates and lower financial debt.

These positive effects were partially offset by:

    Foreign currency exchange result, which decreased from a gain of Ch$1,129 million (US$2.0 million) to a gain of Ch$308 million (US$0.6 million), due to a lower net foreign currency exposure.

2004 Decreased from a gain of Ch$13,941 million (US$25.0 million) to a loss of Ch$6,178 million (US$11.1 million), mainly due to the absence of the gain generated in 2003 in connection with the sale of the Croatian brewery Karlovacka Pivovara (KP).

NET INCOME

Q4'04 Increased 26.1% in relation to Q4'03, reaching Ch$23,424 million (US$42.0 million), mainly due to improved non-operating results, higher operating income and income tax credits, partially offset by higher minority interest charges. Income tax credits resulted from the extraordinary recognition of differed income tax in Argentina, partially offset by better results in Chile. Minority interest charges increased due to better results in CCU Argentina and VSP.

2004 Decreased from Ch$55,440 million (US$99.5 million) to Ch$45,394 million (US$81.4 million), mainly due to the absence of the extraordinary gain generated in 2003 in connection with the sale of KP.
SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from core beverage products (beer, soft drinks, wine, etc.) and those derived from the sale of other non-core products. The results of the Company's pisco business and plastic packaging division have been included in the "Others" business segment. In this segment, inter-company sales have been eliminated. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on service level agreements. The costs of Transportes CCU, the logistics subsidiary, that are not directly related to each business segment, are allocated based on the case volume handled from each product. This new allocation criteria has been applied to 2003 figures in order to facilitate comparison between the two periods.

(** Note: the comments below regarding volumes and pricing refer to Q4'04.)

BEER CHILE

Revenues increased 2.6% to Ch$53,284 million (US$95.6 million), as a result of 4.2% higher sale volumes, partially offset by 1.6% lower real average prices.

Operating Income decreased 1.7% to Ch$17,150 million (US$30.8 million), mainly as a result of higher SG&A expenses and higher cost of goods sold, the effect of which was partially offset by higher revenues. Cost of goods sold increased 6.0% to Ch$18,805 million (US$33.7 million), mainly due to higher direct costs as a consequence of a greater mix of one-way products and premium brands. SG&A increased 3.5% to Ch$17,330 million (US$31.1 million) reaching 32.5% of sales, 0.3 percentage points higher than in Q4'03, mainly due to higher freight expenses and higher salaries. The operating margin decreased from 33.6% to 32.2%.

EBITDA decreased 0.3% to Ch$21,681 million (US$38.9 million), while the EBITDA margin was 40.7% of sales, 1.2 percentage points lower than in Q4'03.

Comments The premium segment continued to grow, reflected in the higher sales of the Heineken, Kunstmann, Royal and Budweiser brands. During the quarter, the Company had record beer sales in Chile, reaching an all-time high in terms of volume for December of almost 580,000 hectoliters. 2004 was the second consecutive year that the total revenues of the Chilean beer industry increased more than GDP, reflecting the success of the ACC Plan initiated in 2001.

BEER ARGENTINA

Revenues increased 7.2% to Ch$11,294 million (US$20.3 million), due to 5.8% higher sale volumes, higher sales of other products and flat prices measured in Chilean pesos. Nevertheless, in US dollar terms prices increased 12.5%.

Operating Income decreased from Ch$1,399 million (US$2.5 million) in Q4'03 to Ch$1,144 million (US$2.1 million) in Q4'04, as a result of higher cost of goods sold and SG&A expenses partially offset by higher revenues. Cost of goods sold increased, reaching Ch$5,416 million (US$9.7 million) this quarter. As a percentage of sales, cost of goods sold increased from 46.7% to 48.0%, mainly due to higher direct costs related to the change in the sales mix. SG&A expense increased from Ch$4,217 million (US$7.6 million) to Ch$4,735 million (US$8.5 million), mainly as a result of higher salaries and freight expenses partially offset by lower marketing expenses. As a percentage of sales, SG&A expenses increased from 40.0% to 41.9%. Nevertheless, in US dollar terms operating results increased 47.5% in Q4'04.

EBITDA decreased from Ch$2,471 million (US$4.4 million) to Ch$2,117 million (US$3.8 million) this quarter, while the EBITDA margin was 18.7%, compared with 23.4% in Q4'03. In US dollar terms, EBITDA increased 12.6%.

Comments Sale volumes grew along with prices, mainly as a result of the higher sales of Schneider, Budweiser and Heineken. The Company increased its market share to 15.9% as of Q4'04, up from 15.1% a year ago. Additionally, the Company increased prices 8% during December reaching US$37 per HL at year-end, compared with US$30 per HL in December 2003, improving the profitability of this segment.

.

SOFT DRINKS, NECTARS & MINERAL WATER

Revenues decreased 1.8% to Ch$36,323 million (US$65.2 million), due to 2.6% lower prices, mainly in the soft drinks and mineral water categories, partially offset by 0.9% higher sale volumes in the segment.

Operating Income decreased 28.7% from Ch$4,703 million (US$8.4 million) in Q4'03 to Ch$3,352 million (US$6.0 million) this quarter, as a result of lower revenues, higher cost of goods sold and SG&A. Cost of goods sold increased 3.8% to Ch$16,895 million (US$30.3 million) mainly due to higher direct costs as a consequence of a greater mix of one-way products. As a percentage of sales, cost of goods sold increased from 44.0% to 46.5%. SG&A expense increased 0.5% to Ch$16,077 million (US$28.8 million), mainly due to higher freight and higher marketing expenses, partially offset by lower salaries and depreciation. The operating margin decreased from 12.7% to 9.2% in Q4'04.

EBITDA decreased 21.5% from Ch$7,811 million (US$14.0 million) in Q4'03 to Ch$6,133 million (US$11.0 million) in Q4'04. The EBITDA margin decreased from 21.1% in Q4'03 to 16.9% this quarter.

Comments During the quarter the Company launched a new line of soft drinks under the Nobis brand. This is a traditional brand that was out of the market for many years and has been priced between CCU's regular brands and competitor's B-brands, in order to fill that price gap. Additionally, the soft drink division introduced to the market a new 250cc can for the brands Bilz, Pap, Kem, Pepsi and 7-Up.
WINE

Revenues increased 3.2% to Ch$20,721 million (US$37.2 million), due to 4.5% higher average prices and higher volumes in the domestic market, partially offset by 7.3% lower volumes of bottled export wine from Chile. This decrease is a consequence of the change in focus, which prioritized profitability over growth, part of the rationalization strategy implemented by Viña San Pedro (VSP) since the end of 2003.

Operating Income improved Ch$ 2,191 million (US$3.9 million) to a gain of Ch$898 million (US$1.6 million) in Q4'04, mainly due to lower SG&A and higher revenues, partially offset by higher cost of goods sold. Cost of goods sold increased 0.9% from Ch$14,450 million (US$25.9 million) in Q4'03 to Ch$14,576 million (US$26.1 million) this quarter, mainly due to higher write-offs of raw and production materials. SG&A decreased 24.1% to Ch$5,247 million (US$9.4 million), mainly due to lower marketing and general expenses. Accordingly, the operating margin increased from -6.4% in Q4'03 to 4.3% in Q4'04.

EBITDA improved Ch$2,118 million (US$3.8 million) to Ch$1,607 million (US$2.9 million), while the EBITDA margin increased from -2.5% to 7.8%.

Comments The profitability of this segment continued its positive tendency, improving operating results and EBITDA, in spite off a stronger Chilean peso. The appreciation of the local currency offset the 11.7% price increase in dollar terms of the Chilean exports of bottled wine during the quarter. The improvement in profitability was a consequence of the program to rationalize costs, expenses and SKUs, and better prices in the domestic market. During the quarter, Viña San Pedro obtained the certification of its Integrated Management System (IMS), based on international standards ISO 9001, ISO 14001, and the specification OHSAS 18001. In addition, VSP is the only winery in Chile that has BRC (British Retailer Consortium), GMP (Good Manufacturing Practices), and HACCP (Hazard Analysis and Critical Control Point) certifications. This is a recognition of VSP's commitment to quality of its products, processes and the community as a whole.

RETURN ON CAPITAL EMPLOYED

Return on Capital Employed ("ROCE") is calculated as the sum of operating income of each segment plus net income from related companies, plus other recurring non-operating income, minus taxes from operations; divided by the average capital employed for the period. Capital employed includes operating working capital, fixed assets and other assets used by the operation.

ROCE on a consolidated level for the twelve-month period ended December 31, 2004 was 12.8%, increasing 3.9 percentage points when compared with the same period of last year.

	ROCE	ROCE
	2004	2003(*)

BEER CHILE	31.4%	25.6%
BEER ARGENTINA	-0.2%	-4.3%
SOFT DRINKS	12.3%	7.8%
WINE	3.6%	2.7%
CONSOLIDATED	12.8%	8.9%

(*) If the extraordinary gain on Karlovacka Pivovara's sale is taken into consideration, the ROCE was 13.8%.

(Five exhibits to follow)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

.

Compañía Cervecerías Unidas S.A.

(United Breweries Company, Inc.)

/s/ Ricardo Bartel

Chief Financial Officer

Date: February 4, 2005